Long Drive to Yadkin LLC

(Investment in *Long Drive to Yadkin* Film Project)

SUBSCRIPTION AGREEMENT

Current as of June 16, 2023

THE OWNERSHIP INTERESTS IN LONG DRIVE TO YADKIN LLC, OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED, IN WHOLE OR IN PART, UNLESS THEY ARE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND UNDER ANY APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM SUCH REGISTRATION APPLIES. ADDITIONAL RESTRICTIONS ON TRANSFER APPLY. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

Offered by:

Long Drive to Yadkin LLC
Attn: Parrish Stikeleather, Manager
1009 Midland Drive
Wilmington, NC 28412
Telephone: (910) 616-9144
Email: parrish.stikeleather@gmail.com


SUBSCRIPTION AGREEMENT

LONG DRIVE TO YADKIN LLC

An Investment in a North Carolina Limited Liability Company


Long Drive to Yadkin LLC
Attn: Parrish Stikeleather, Manager
1009 Midland Drive
Wilmington, NC 28412

Dear Parrish:

This Subscription Agreement (the "Agreement") relates to an initial offering by Long Drive to Yadkin LLC, a North Carolina limited liability company (the "Company") to the undersigned investor (the "Subscriber"), of an opportunity to purchase up to two thousand, five hundred (2,500) Units of Class A Membership Interest ("Class A Units") in the Company (the "Offering"). The Offering is being conducted exclusively through the Wefunder® crowdfunding portal.

The Class A Units are being offered by the Company for the purposes of raising capital for the development and production of the proposed feature-length motion picture tentatively entitled *Long Drive to Yadkin*, based upon the screenplay of the same name, written by Parrish Stikeleather ("Stikeleather"), as the same may have been (or may hereafter be) revised, rewritten, or otherwise edited from time-to-time (the "Picture").

The terms of the Offering, including without limitation, a summary of certain potential risks, are set forth on Exhibit A attached hereto and incorporated herein by reference. Capitalized terms used in this Agreement and Exhibit A but not otherwise defined shall have the meanings provided in the First Amended and Restated Operating Agreement of the Company, dated as of March 14, 2023, and attached hereto as Exhibit B (the "Operating Agreement").

This Agreement may be rejected or accepted, in whole or in part, by the Company in its sole discretion.

## A.	SUBSCRIPTION AND PAYMENT

The Subscriber hereby subscribes for a total of [SHARES]_____ Class A Units, at a price of One Hundred Dollars and No Cents ($100.00 USD) per Unit, for a total payment from the Subscriber of $[AMOUNT] USD. The Subscriber requests that such Class A Units be issued in the Subscriber's name (i.e., "[INVESTOR NAME]_____") and the Subscriber hereby applies to become a Class A Member of the Company. The Subscriber is tendering with this Agreement the undersigned's check, wire transfer, or online payment through a payment processor reasonably acceptable to Company for $[AMOUNT] USD, payable to Long Drive to Yadkin LLC, in full payment of the Subscriber's capital contribution to the Company for the subscribed Class A Units.

In the event that the Subscriber's subscription for Class A Units is not accepted, in whole or in part, all funds delivered by the undersigned will be returned promptly to the undersigned without interest. The undersigned understands and agrees that this subscription is not binding unless and until it is accepted by the Company; and that the undersigned's subscription for [SHARES]_____ Class A Units shall not be deemed binding upon the Company until the funds paid by the undersigned clear and are credited to the bank account set up by the Company to hold subscriber funds.

B. REPRESENTATIONS AND WARRANTIES

The Subscriber represents and warrants to the Company as follows:

(1)   The Subscriber has received and carefully reviewed this Agreement, the terms of this Offering attached hereto as <u>Exhibit A</u>, and the Operating Agreement attached hereto as <u>Exhibit B</u>, including all schedules, attachments and/or exhibits thereto. The Subscriber understands that all documents, records and books pertaining to the Subscriber's prospective investment in Company have been made available for inspection by the Subscriber, the Subscriber's attorney, accountant, and/or other advisors, and that the books and records of the Company will be available, upon reasonable notice, for inspection by the Subscriber and its advisor(s) during reasonable business hours at the Company's principal place of business. The Subscriber and/or the Subscriber's advisor(s) have had a reasonable opportunity to ask questions of and receive answers from the Company concerning the Offering, and all such questions have been answered to the full satisfaction of the Subscriber.

(2)   The Subscriber has been represented by such legal and tax counsel and others, each of whom has been personally selected by the Subscriber, as the Subscriber has found necessary to consult concerning this transaction, and such representation has included an examination of applicable documents and an analysis of all tax, financial, and securities law aspects thereof, if any. With respect to the Subscriber's investment, the Subscriber is relying solely upon the advice of the Subscriber's own personal advisors, and upon the Subscriber's own knowledge with respect thereto and not upon counsel of the Company. The Subscriber understands that the law firm of Brooks, Pierce, McLendon, Humphrey & Leonard, LLP ("<u>Company's Counsel</u>") has represented and continues to represent the Company in matters concerning the Picture and the Company. The Subscriber further understands that Company's Counsel does not represent the Subscriber as an investor; the Subscriber is not a third-party beneficiary to the relationship between Company's Counsel and the Company and its affiliates; all services rendered by Company's Counsel with respect to this Offering are on behalf of the Company and its affiliates; and the Subscriber is not benefited by or because of those services.

(3)   Neither the Offering nor the Class A Units have been registered or qualified with the Securities and Exchange Commission or by any state securities administrator, and the Offering is being made in reliance on certain exemptions from such registration and qualification requirements. The availability of these exemptions is dependent upon, among other things, the investment intent and qualifications of each prospective investor. In no event will Class A Units be sold to purchasers who are not eligible to invest in the Company through the Offering, in accordance with the SEC's Regulation Crowdfunding rules (*see* 17 CFR § 227.100 *et seq.*); as such, the Subscriber represents and warrants that the Subscriber is so eligible.

(4)   The Subscriber (a) has adequate means of providing for the Subscriber's current needs and contingencies, (b) has no need for liquidity in this investment, (c) is able to bear the substantial economic risks of an investment in the Class A Units for an indefinite period, and (d) at the present time, could afford a complete loss of the Subscriber's investment in the Class A Units.

(5)   The Subscriber recognizes that the Company has recently been organized and has little or no financial operating history, and that the Class A Units as an investment involve special risks, and that no warranty or representation is made that there will be any return of or return on such an investment.

(6)   The Subscriber understands that the motion picture business is speculative and high risk in nature, and acknowledges that Company has not made any specific promises, warranties or representations with respect to the level of success that the Picture may achieve or what stage of production or completion Company will achieve in its efforts to produce the Picture, and the Subscriber agrees not to assert any claims against Company based thereon.

(7)   The Class A Units are being purchased by the Subscriber solely for the Subscriber's own account for investment and not for the account of any other person, and not for distribution, assignment or resale to others, and no person or entity other than the Subscriber has a direct or indirect beneficial interest in the Class A Units. The Subscriber realizes that the Subscriber may not be able to sell or dispose of the Class A Units as there will be no public market for the Class A Units. The Subscriber will not sell or otherwise transfer the Class A Units unless its offer and sale are registered under the Securities Act, the North Carolina Securities Act and any other applicable federal or state securities laws, or an exemption from such registration is applicable. The Subscriber further understands that the Company is under no obligation to register the offer and sale of the Class A Units or to assist the Subscriber in complying with any exemption from registration.

(8)   In addition, the Subscriber understands that (i) the Subscriber's right to transfer the Class A Units will be subject to the transfer restrictions set forth in the Operating Agreement, (ii) the Subscriber will have no right to withdraw as a Member of the Company except as set forth in the Operating Agreement, and (iii) the Subscriber will have no right to receive distributions from the Company except as set forth in the Operating Agreement.

(9)   If the Subscriber is a natural person, the Subscriber is at least 18 years of age. If the Subscriber is a corporation, partnership, limited liability company, trust, or other entity, the Subscriber is authorized and otherwise duly qualified to purchase and hold the Class A Units, and either (i) has not been formed for the specific purpose of acquiring the Class A Units, or (ii) is not composed of more than one hundred (100) investors.

(10)   All information which the Subscriber has provided to the Company or its Managers concerning the Subscriber, the Subscriber's financial position and knowledge of financial and business matters, including all information contained herein, is correct and complete as of the date of the Subscriber's execution of this Subscription Agreement, and if there should be any adverse change in such information prior to the Subscriber's admission to the Company, the Subscriber will immediately notify the Company of such change.

(11)   The Subscriber acknowledges that there is presently no agreement with any distributor to distribute the Picture. The success of the Picture will be dependent upon the Company's ability to complete the Picture, the attractiveness of the final product to a distributor and the distributor's willingness to commit substantial sums to promote the Picture successfully. The Company will not have the financial capability to distribute or exhibit the Picture itself. The gross revenue to be derived from the Picture, if any, is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, on-line streaming, video-on-demand, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to the Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to the Company. Furthermore, there is no assurance that the Picture will be distributed or that such distribution will be profitable to the Company. The fact that any distributor derives profits from its distribution of the Picture will not, in turn, assure that the Company will also derive profits therefrom.

(12)   The Subscriber acknowledges and agrees that, as between the Subscriber and the Company, the Company (or its designee) shall own, solely and exclusively, on a perpetual and worldwide basis, the entire copyright (and all extensions and renewals of copyright) and all other intellectual property rights in and to the Picture and all film, tape, databases and other physical materials embodying the same and/or created in connection therewith, as well as the screenplay for the Picture, all characters, events, stories, narratives, dialogue, music, effects and other elements contained therein and all of the results and proceeds of Company's services, and may, at its option, file copyright registrations for all rights associated with or derived from the Picture in Company's name.

C. ADOPTION OF OPERATING AGREEMENT

The Subscriber acknowledges that the Subscriber has received and reviewed a copy of the Operating Agreement. Upon admission of the Subscriber as a Member in the Company, the Subscriber agrees to become a Member in the Company and from and after such admission, the Subscriber hereby specifically adopts, accepts and agrees to be bound by all the terms and provisions of the Operating Agreement, and to have agreed to perform all obligations therein imposed upon a Member. The Subscriber shall sign and deliver to the Company contemporaneously herewith the Accession to Operating Agreement attached hereto as <u>Exhibit C</u>, evidencing the Subscriber agreement to, upon admission of the Subscriber as a Member in the Company, (i) become a Member in the Company, and (ii) be bound by all the terms and provisions of the Operating Agreement and to perform all obligations therein imposed upon a Member.

D. INDEMNIFICATION

The Subscriber shall indemnify and hold harmless the Company, the Managers and the Managers' respective representatives, and any person or entity acting on behalf of the Company or a Manager, from and against all liability, damages, losses, costs and expenses (including reasonable attorneys' fees) which they may suffer or incur by reason of the failure of the Subscriber to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by the Subscriber in this Agreement, or in any other document provided by the Subscriber to the Company or the Managers. The Subscriber's obligations under the preceding sentence shall be binding upon the Subscriber whether or not the Subscriber's subscription is accepted or the Subscriber is admitted as a Member.

E. MISCELLANEOUS.

(1) The Subscriber agrees that the Subscriber may not and will not assign or delegate all or any of its rights or obligations under this Agreement.

(2) The Subscriber agrees that it may not and will not cancel, terminate or revoke this Agreement in whole or in part, and that this Agreement shall survive the death, incapacity, dissolution, or other termination of the Subscriber, and shall be binding upon the Subscriber's heirs, estate, legal representatives, successors and assigns (subject to the restrictions on assignment in paragraph E(1) above).

(3) Within five (5) days after receipt of a written request from the Company, the Subscriber shall provide such information and execute and deliver such documents as may be reasonably necessary to comply with any and all laws to which the Company is subject.

(4) This Agreement together with the Operating Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a written agreement executed by all parties to this Agreement, subject to the right of the Company to terminate this Agreement prior to issuance of any subscribed Class A Units to the Subscriber.

(5) All notices or other communications given hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Subscriber at the address set forth herein and to the Company at the address set forth herein, with copy to Brooks, Pierce, McLendon, Humphrey & Leonard, LLP, Attn: Thomas G. Varnum, at 115 N. 3rd Street, Suite 301, Wilmington, North Carolina 28401.

(6) Notwithstanding the place where the Agreement may be executed by any of the parties hereto, the parties expressly agree that all terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of North Carolina, notwithstanding any North Carolina or other conflict-of-laws provisions to the contrary. The parties hereto expressly and irrevocably consent to the jurisdiction of any

state or federal court located in the State of North Carolina. Any action brought by or against the parties hereto in connection with the Company or the production or exploitation of the Picture or the Ancillary Rights shall be brought in North Carolina and the parties hereby irrevocably agree that North Carolina shall be a convenient and exclusive forum for the hearing of any such action.

(7)	In the event of a breach of this Agreement, the Subscriber's remedies shall be limited solely to an action at law for monetary damages actually suffered, if any. In no event shall the Subscriber be entitled to (a) seek to or obtain injunctive or other equitable relief in connection herewith or with the Picture (or any rights therein, thereto, or in connection therewith) or any rights granted or agreed to be granted herein, or (b) restrain or otherwise interfere with the development, production, exhibition, promotion, distribution, advertising, and/or other exploitation of the Picture, any rights therein, thereto, and/or in connection therewith, or any rights granted or agreed to be granted herein. The Subscriber irrevocably waives any right to equitable or injunctive relief.

(8)	The terms used in this Agreement shall be deemed to include the masculine and feminine and the singular and the plural as the context requires.

(9)	This Agreement may be executed in one or more counterparts and all such counterparts will collectively comprise the Agreement. This Agreement may be signed manually by the Parties hereto, or through use of a digital signature software. Facsimile copies and emailed copies (by .PDF or scanned image attachment) will constitute original signatures.

(signature page to follow)

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF, the undersigned Subscriber has executed this Subscription Agreement as of the

[EFFECTIVE DATE]_____.

COMPANY:

LONG DRIVE TO YADKIN LLC
A North Carolina limited liability company

By: *Founder Signature*
_____

Name: _Parrish Stikeleather_____

Title: _*Manager*_____

INVESTOR:

Investor Signature
_____

[ENTITY NAME]
_____

[INVESTOR NAME]
_____

[INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D
promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate YES or NO by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

TERMS OF INITIAL OFFERING
LONG DRIVE TO YADKIN LLC

Current as of June 16, 2023

THIS EXHIBIT IS PROVIDED IN CONNECTION WITH A SUBSCRIPTION AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE. THIS EXHIBIT AND THE SUBSCRIPTION AGREEMENT ARE BEING USED IN LIEU OF A PROSPECTUS OR OFFERING CIRCULAR PURSUANT TO AN EXEMPTION UNDER APPLICABLE LAW. THIS EXHIBIT AND THE SUBSCRIPTION AGREEMENT SHOULD BE READ IN THEIR ENTIRETY BY PROSPECTIVE PURCHASERS.

CAPITALIZED TERMS USED BUT NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS PROVIDED IN THE SUBSCRIPTION AGREEMENT, OR THE OPERATING AGREEMENT OF THE COMPANY AS REFERENCED IN THE SUBSCRIPTION AGREEMENT.

I. The Offering

This Offering is for up to two thousand, five hundred (2,500) Units of Class A Membership Interest in the Company ("Class A Units" or "Units") at a cash price of one hundred dollars ($100.00) per Unit (gross potential proceeds of the Offering up to $250,000.00; the "Maximum Gross Proceeds"). Each prospective eligible investor must represent, among other things, that he, she, or it is eligible to invest in the Company through the Offering, in accordance with the SEC's Regulation Crowdfunding rules (*see* 17 CFR § 227.100 *et seq.*).

This Offering will terminate on or before April 29, 2024 (the "Outside Date"). If subscription for at least seven hundred and fifty (750) Class A Units at a subscription price of $100.00 per Unit (gross subscription proceeds of $75,000.00; the "Minimum Gross Proceeds"), accompanied by payment in full, is not received and accepted by the Company by the Outside Date, all subscription payments will be promptly refunded, without interest, to the subscribers. If subscription for at least the Minimum Gross Proceeds, accompanied by payment in full, is received and accepted by the Company by the Outside Date, the Managers may, but are not obligated to, consummate the closing of the Offering. Once the Company has received subscriptions for the Minimum Gross Proceeds, the Company reserves the right to accept any subscriptions and issue Units prior to the Outside Date. The Company may continue to offer Units pursuant to this Offering after any such initial closing, and execute one or more closing(s) before the Outside Date so that it will receive gross sales proceeds in an amount not more than the Maximum Gross Proceeds.

The Company is not required to complete the Offering and may elect to terminate the Offering at any time prior to the first issuance of Units hereunder for any reason and irrespective of the amount of subscriptions obtained at such time. Prior to acceptance of any subscription and issuance of Units, all subscription funds will be held in an account owned and controlled by Wefunder®—the crowdfunding portal service used by the Company to conduct the Offering—which account may but need not be an interest bearing account, and potential investors will not be paid any accrued interest in connection with such funds. Subscribers will not be considered Class A Unit owners or Members of the Company until (i) the subscription funds paid by the subscriber clear and are credited to the account of the Company, (ii) subscriptions for not less than the Minimum Gross Proceeds are received by the Company in this Offering, and (iii) the closing of the Offering occurs, unless the Company elects to accept subscriptions and issue Units prior to the expiration of the before the Outside Date, as provided above.

Once the Subscription Agreement is transmitted to the Company, the subscription is irrevocable by the subscriber, but the Company reserves the right to reject a subscription in whole or in part, for any reason. In the event a subscription is rejected in whole or in part, the Company will promptly return to the subscriber, without interest, all or a pro-ratable portion of the subscription funds, as the case may be.

II.   Purpose of the Company

The Company is a limited liability company organized under North Carolina Limited Liability Company Act, as amended from time to time (the "NC LLC Act"), on August 22, 2022.

The Company has been organized to produce, own, distribute, and exploit one (1) high quality, feature-length motion picture tentatively entitled *Long Drive to Yadkin*, based upon the 2021 screenplay of the same name written by Parrish Stikeleather ("Stikeleather"), as the same may have been (or may hereafter be) revised, rewritten, or otherwise edited from time-to-time (the "Picture"), and to arrange for the distribution or other exploitation of the Picture, and the exploitation of certain ancillary rights (the "Ancillary Rights") of the Picture. The production of the Picture, and the exploitation of the Picture and the Ancillary Rights is referred to herein as the "Project." The Project does not include Other Productions or Other Production Ancillary Rights.

The Company intends to explore several avenues through which the Picture may be presented and merchandised, including theatrical release, film festival screenings, television, home video, SVOD, TVOD, AVOD, and other online or digital distribution media. Additional profits from the Picture may be derived from the sale of music and/or merchandise marketing. Funds received by the Company with respect to the distribution and/or other exploitation of the Picture or Ancillary Rights therein shall be deposited into the Company's (or its designee's) bank account and shall be distributed in accordance with the terms of the Operating Agreement.

Stikeleather and Megan Petersen, of Wilmington, NC ("Petersen"), are the Managers of the Company is, as well as such other persons or entities as may be designated from time to time by the Class B Members of the Company. As Managers, Stikeleather and Petersen will have responsibility for, among other things, (i) negotiating all contracts necessary to produce and distribute the Picture, (ii) securing the services of producer(s), director(s), and other talent or crew, (iii) maintaining the budget, (iv) making all film decisions relative to the Project, and (v) handling the ministerial duties of the Company.

III.   Membership Interests

The Company has two (2) classes of Membership Interests, designated as "Class A" and "Class B" respectively.

At present, Stikeleather and Petersen are the sole Class B Members and owners of all of the Class B Membership Interests. The Class B Members holds fifty percent (50%) of the economic interests of the Company.

The Company has authority to issue a total of two thousand, five hundred (2,500) Class A Units. The Class A Members will, in the aggregate, hold fifty percent (50%) of the economic interests of the Company.

This Offering is an offering of up to two thousand, five hundred (2,500) Class A Units at a price of $100.00 per Unit (gross potential proceeds of the Offering of $250,000.00).

Proceeds from both this Offering are needed to meet the projected costs of developing and completing production of the Picture, as discussed below.

IV.   Use of Proceeds and Budget

From the funds raised pursuant to this Offering, the Company will pay some or all of the costs of this Offering, including, as applicable, legal fees, federal or state securities laws filing fees, printing, mailing and other miscellaneous expenses. Proceeds will also be used for development, production and post-production of the Picture, including the engagement of producer(s), director(s), screenwriter(s), on-screen talent and/or other crew, securing additional financing for the Picture, and other development costs and expenses. Funds raised in this Offering may also be used to pay some or all of the costs of marketing and distribution, including—but not limited to—Prints and Advertising Expenses, as described below, as well as distributor deliverables.

The total cost of producing the Picture, including the expenses of this Offering, operating costs of the Company, costs of delivering the Picture to distributors and a contingency, are projected to be between $150,000 and $250,000 (the "Budget"). Investors must recognize that the Budget is an approximation, has not been finalized and may be subject to change. There can be no assurance that currently unanticipated circumstances will not increase the Budget. Producing the Picture with capitalization of substantially less than $100,000.00 would require modifications which could impose limits on the full marketability of the Picture.

The Budget does not include funding for the costs of duplicating the Picture and sound tracks for distribution and the costs of advertising, promoting, and publicizing the distribution of the Picture ("Prints and Advertising Expenses"); provided, however, that to the extent cost savings can be realized in the production process, funds raised through this Offering and not used for production expenses may be utilized for Prints and Advertising Expenses, though the Company anticipates expending all funds raised thorough this Offering during production of the Picture. Securing or retaining funds for Prints and Advertising Expenses may assist the Company in its efforts to negotiate favorable terms with a distributor, since the theatrical distributor often bears all of the Prints and Advertising Expenses.

V.   Film Incentive Funds and Grants

It is anticipated that production relative to the Picture may occur principally within the State of North Carolina (Wilmington). At present, North Carolina has a film incentive grant program in place, which is subject to limitations and eligibility requirements. At present, a feature-length motion picture intended for television or online distribution—*not* theatrical—must spend not less than $250,000 in qualifying expenditures in order to be eligible for the grant program; as such the Company does not expect to qualify or apply for funding from the grant program relative to the Project.

Should the Company produce the Picture in states or countries in which so-called "film incentive" funds (e.g., tax credits or state-funded grant programs) are available to the Project, it may apply for incentives and/or grants in those jurisdictions, subject to Company's discretion and eligibility requirements.

The Company may also apply for one or more grants (e.g., without limitation, the "Filmed in NC Grant" awarded by the NC Film Office and the Cucalorus Film Foundation, if available) to help meet its Budget.

VI. Distribution of Available Funds

Available Funds, if any, will first be distributed among the Members to fund payment of their income taxes on their allocable shares of Company income. Any further distributions will be made among the Class A Members and the Class B Members according to the following schedule:

	Class A	Class B
Until Payout	100%	0%
After Payout	50%	50%

"Payout" occurs when the Class A Members have been distributed an amount equal to 120% of their investment.

Investors should note that if the Company obtains loans (which may be obtained from a Manager, or affiliated or unrelated third parties), the loans will be repaid in full, with interest at the rate due thereon, before there are Available Funds for distribution.

VII. Conflicts of Interest

The Managers of the Company, presently Stikeleather and Petersen, will be entitled to receive distributions of Available Funds as Class B Members, as described above.

Stikeleather and Petersen may each also serve as a director, producer, writer, editor, and/or other production or post-production personnel in connection with the Project. When serving in any such capacity or capacities, whether directly or indirectly, Stikeleather and Petersen will each receive reasonable, industry-standard compensation (fixed, deferred, and/or contingent) for their services.

Subject to the foregoing, the terms of the engagement of Stikeleather and Petersen have been or will be determined by the Managers without arms'-length negotiations with potential investors or other parties, and may not be as favorable to the Class A Members as the terms that would be established after arms'-length negotiations.

VIII. Tax Matters

THE FOLLOWING DISCUSSION MAY NOT BE USED TO AVOID ANY FEDERAL TAX PENALTY, AND IS PROVIDED ON THE BASIS AND WITH THE INTENT THAT THE DISCUSSION MAY NOT BE USED TO AVOID ANY FEDERAL TAX PENALTY. SUCH DISCUSSION WAS WRITTEN TO SUPPORT THIS OFFERING. NO REPRESENTATION IS MADE REGARDING ANY SPECIFIC TAX CREDIT, DEDUCTION OR WRITE-OFF TO WHICH ANY INVESTOR MAY OR MAY NOT BE ENTITLED UNDER ANY FEDERAL, STATE, OR LOCAL TAX LAW. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN QUALIFIED TAX ADVISOR AS TO ALL FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN UNITS.

The Company is classified as a partnership and not as an association taxable as a corporation for federal income tax purposes. As such, the Company itself is not subject to federal income tax, but each Member will be required to take into account his, her, or its distributive share of items of partnership income, gain, loss, and deduction, substantially as though such items had been realized directly by the Member. The Members of the Company are taxed on the Company's income as a partnership whether or not the Company makes any distributions to its Members.

IX. Risk Factors

Investment in the Company involves substantial risks. In addition to those risks described elsewhere throughout this Exhibit A and the Subscription Agreement, Subscribers should consider carefully the risks set forth below. It should be recognized that the risk factors set forth below are those which, as of the date of this Exhibit A, seem most significant. Prospective purchasers of Class A Units must realize, however, that factors other than those set forth below ultimately may affect the investment offered pursuant hereto in a manner and to a degree which cannot now reasonably be foreseen.

General Risks. An investment in the production and exploitation of motion pictures is speculative and has traditionally involved a high degree of risk. Some feature films, although produced, are never distributed for exhibition. Even if produced and distributed, a significant number of feature films are not commercially successful and do not generate sufficient revenues to allow the financier to recoup its initial investment or realize any profit. The recoupment of invested capital and the possibility of a return on such investment is dependent on a variety of factors, many of which the Company will have little or no control over, such as changes in public taste, adverse critical reviews, and competition with other films having the same or similar story content or themes. Even if the Picture is a critical or artistic success, there is no assurance that it will be an economic success. Accordingly, there is a substantial risk that investors will experience a loss of all or a substantial portion of their investment in the Company.

No Diversification / Dependence on Picture and Ancillary Rights. Investors in the Company are only entitled to a share of the profits of the Picture and the Ancillary Rights, as the Company does not have nor does it intend to have any other line of business. The Picture is currently in the development stage, has not been produced and no sales of the Picture have been made. Accordingly, no assurance can be given that the Picture will be profitable or that it will be able to generate positive cash flows. The implementation of the Company's plan for the Picture is subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. In addition, the Picture will be subject to certain factors affecting the entertainment industry generally, such as sensitivity to general economic conditions, critical acceptance of the Picture, and intense competition. If the Company is unable to produce the Picture, or to market the Picture successfully if produced, the Company will be unable to realize any revenues from the Picture and the investors will lose most, if not all, of their investment.

Reliance on the Company for All Management Decisions. All decisions with respect to the Picture and the Project will be made by the Company, without consultation with the investors (i.e., the Class A Members). The success of the Project will, to a large extent, depend on the quality of the management of persons and entities engaged by the Company. Although the Company believes that the persons and entities it intends to engage as management will have the necessary business and motion picture experience to supervise the Project, there can be no assurance that such persons will perform adequately or that Company operations will be successful. Moreover, the loss of the services of any of the above-the-line talent, key management persons or entities engaged by the Company, or any of the key production personnel involved in the Project, could have an adverse effect on the Project if a suitable replacement were not promptly obtained.

Producing a Feature Film. Each motion picture is a separate business venture with its own management, employees, and equipment and its own budgetary requirements. This is particularly true of motion pictures produced by independent filmmakers. The production of a feature film entails significant risks over which the production company generally exercises little or no control, including delays due to strikes, work stoppages, disability or other unavailability of key graphic arts or production personnel and actors, and other factors, any one of which could substantially increase production costs or prevent completion of the Picture. There can be no assurance that the Company can bring the Picture in on time and in accordance with the Budget.

Distribution Risks. Because (i) the Company will not be dependent on a significant advance from the distributor to fund production of the Picture; and (ii) of what the Company believes will be the widespread appeal of the Picture, the Company believes it will be able to secure a favorable distribution commitment. Notwithstanding the foregoing, there can be no assurance that the Company will succeed in securing an agreement for domestic theatrical distribution (or any other form of distribution) on any terms, much less favorable financial terms. In the absence of a distribution agreement with a financially sound distributor, the Company may be unable to distribute the Picture.

Competition. All aspects of the motion picture industry are highly competitive. Feature films are produced by independent production companies as well as major motion picture studios, many of which independent companies and all of which studios have substantially greater financial and other resources than the Company. Moreover, feature films experience intense competition not only from other feature films, but also from other forms of public entertainment (including other types of programming on network, pay and cable television, the Internet, compact discs, and sports and other live entertainment). In the world of feature-length films, (a) major studios like Columbia Pictures, Warner Bros., Walt Disney Pictures, 20th Century Fox, Paramount, and Universal, (b) production companies owned or affiliated with such major studios, such as New Line Cinema, Castle Rock Entertainment, Touchstone Pictures, Miramax Films, Focus Features, and Regency Enterprises, among many others, as well as (c) other independent production companies, such as Netflix, Amazon Studios, Relativity Studios, Open Road Films, MGM, Magnolia Pictures, and Lionsgate Films, among many others, all have significantly greater resources and experience than the Company, have regularly been producing, or intend to produce, feature-length films which necessarily will compete with the Picture regardless of the appeal which the Company believes the Picture will have.

Restrictions on Transfer of Class A Units. The transferability of the Class A Units by owners thereof is restricted by relevant securities laws and by the terms of the Operating Agreement. The Class A Units offered hereby are not transferable without the Class B Members' prior written consent. Since the Class A Units are not being registered under the Securities Act or any state securities laws, they can be resold only by an investor (assuming compliance with the Operating Agreement) pursuant to an exemption under the Securities Act and any applicable state securities laws. The Company is under no obligation to register the Class A Units to permit resales and does not intend to do so. The lack of registration of the Class A Units, together with certain restrictions on transfer set forth in the Operating Agreement, make the Class A Units illiquid and would impair the ability of an investor or his estate to dispose of such Class A Units in the event of a change in personal circumstances. In addition, the Class A Units may not be readily accepted as collateral for loans. Consequently, the purchase of the Class A Units should be considered only as a long-term investment. There is no public market for the Class A Units and, because there are expected to be only a limited number of investors and since certain restrictions imposed by the Operating Agreement exist as to the transferability of Class A Units, no market for the Class A Units is likely ever to develop.

Return on Investment. Notwithstanding the positive financial results of certain other feature-length films, there is no assurance that the Picture will be financially successful. Consequently, there is no assurance that an investor will realize a substantial return on his investment, or any return at all, or even that such investor will not lose its entire investment. For these and other reasons highlighted in this risk factors section, the prospective investor should read this Exhibit A, the Subscription Agreement, and the Company's Operating Agreement carefully and consult with its own attorney and/or financial advisor prior to making an investment decision. This Offering is suitable only for persons who can afford the loss of their entire investment.

Creditors of the Company. The Company's interest in the Picture and the Ancillary Rights will be subject to all of the claims of the creditors of the Company, whether arising by contract or tort. In the event that the Company should incur liabilities beyond its ability to repay, the rights of investors to share in the profits of the Picture will be impaired or lost in their entirety.

Limited Experience of Company. The Company has no experience developing and producing feature-length film intended for domestic and/or foreign distribution, and the Managers have limited experience developing and producing feature-length film intended for domestic and/or foreign distribution. The lack of experience of the Company, and limited experience of the Managers, could have a negative impact upon the successful development, production, and distribution of the Picture.

Additional Financing. The Company anticipates that after all Class A Units are fully subscribed, the net proceeds will be sufficient to permit the Company to complete production of the Picture. Such belief is based upon certain assumptions, including assumptions regarding the anticipated expenditures required for the development, production and distribution of the Picture. There can be no assurance that such resources will be sufficient for such purposes. If the net proceeds of the sale of the Class A Units are not sufficient to permit the Company to complete the Picture, the Company may obtain loans or otherwise obtain funds sufficient to ensure that the Company will have sufficient working capital for the Picture. There can be no assurance that the Company will be able to obtain such additional funds on terms satisfactory to the Company or at all. The Company's inability to obtain such additional financing on satisfactory terms may result in the loss of a portion or all of the investors' investment.

Impact of Loans. If the Company completes the capitalization to meet its Budget by obtaining loans, investors will be adversely affected if the Picture fails to generate significant revenue, as those loans will be repaid in full, with interest, before any distribution of Available Funds to investors. Loans may be obtained from Members, Managers, and/or any of their affiliates, or other persons.

Commercial Success. Many motion pictures are released each year which are not commercially successful and fail to recoup their production costs from United States distribution. Therefore, it is important to exploit any additional income potential of foreign and ancillary markets, although neither provides a guarantee of revenue. Licensing of a motion picture in the ancillary markets can be particularly dependent upon performance in distribution. While it is possible for a motion picture to be commercially successful without distribution, if a motion picture is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be a financial failure.

Premature Abandonment. The production or distribution of the Picture may be abandoned at any stage if further expenditures do not appear commercially appropriate, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of the Picture.

Cost Overruns. The costs of producing motion pictures are often underestimated and may be increased by factors beyond the control of the producers. Such factors may include illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. The risk of a film running over budget is always significant and may have a substantial adverse impact on the profitability of the Picture. Investors must recognize that the Budget is an approximation, has not been finalized and may be subject to change. There can be no assurance that currently unanticipated circumstances will not increase the Budget.

Long-Term Project. The production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Production and graphic design may extend for three years or more. Post-production may extend for several months. Distribution and exhibition of motion pictures may continue for years. Thus, whatever profits are generated, if any, may not be realized by investors for several years. Accordingly, this investment should only be considered a long-term investment.

Foreign Distribution. Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films or place restrictions on the amount of funds which may be removed from the country. Also revenues derived from the distribution of the Picture in foreign countries, if any, may be subject to currency controls and other restrictions which may temporarily or permanently prevent the inclusion of such revenue in profits.

Investors Last In Line. A motion picture typically goes from the producer to the distributor who in turn may send it to territorial sub-distributors, who send it to exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The consequences of this system for investors who agree to participate in motion picture projects on some sort of percentage of revenue basis, is that the investors who have had their money and/or efforts at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the Company, in negotiating a distribution agreement, has to rely heavily on participation in the Picture's net profits, investors will be the last in line to benefit from any such revenue stream. To mitigate against this risk, the Company intends to exercise its best efforts to identify and pursue revenue opportunities for exploitation of the Picture. While there is no guarantee or other assurances that these efforts will be successful, if they are successful, the investors and others who have agreed to defer some or all of their total compensation until the Picture begins generating revenue may be able to realize a return on their investment in the Picture.

Control by the Managers. The Managers, who are also the Class B Members, will control the Company. All decisions regarding the business of the Company will be made by the Managers. Pursuant to the Operating Agreement, the Managers have the power to cause the dissolution (subject to Member approval as set forth in the Operating Agreement) and liquidation of the Company or the sale of all of the Company's Property at any time. Upon dissolution and liquidation of the Company, the Picture and all future cash flows from the Picture and the Ancillary Rights could be sold. While the Managers must act in good faith and in a manner the Managers believe to be in the Company's best interests in making any decision dissolve or to liquidate the Company and/or to sell the Property of the Company, investors will only participate in any proceeds paid to the Company that may exist after the Company satisfies all of its liabilities.

Covid-19. At present, the United States specifically, as well as other countries in which the Picture may be released or distributed, or where the Company would otherwise like to release or distribute the Picture, are still affected by the Covid-19 global pandemic (the "Pandemic"). Among other things, the Pandemic has substantially affected the abilities (a) of production companies to produce motion pictures, (b) of individuals who work in film production and post-production to perform their jobs, and (c) of distributors and exhibitors—especially theatrical exhibitors—to exploit or help exploit motion pictures. There can be no guarantee that the Pandemic, or a similar pandemic or occurrence, will not prevent or adversely affect the Project's ability to be produced, be distributed or otherwise exploited, and/or be profitable.

Adverse Weather. The Company anticipates that all or most of the filming and production of the Picture will occur in and around Wilmington, North Carolina. In September 2018, the Wilmington, North Carolina area was severely impacted by Hurricane Florence, and was again impacted, to a lesser extent, by Hurricane Dorian in September 2019. If the Wilmington, North Carolina, area is impacted by a hurricane, tropical storm, tropical depression, or other adverse weather event at any time prior to completion and release of the Picture, whether in 2023 or thereafter, the Project's ability to be produced, be distributed or otherwise exploited, and/or be profitable may be adversely affected.

THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE ENUMERATION OR EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN COUNSEL AND ADVISORS BEFORE DECIDING TO INVEST IN THE COMPANY.

End of Terms of the Offering

EXHIBIT B

LONG DRIVE TO YADKIN LLC
FIRST AMENDED AND RESTATED OPERATING AGREEMENT

(Attached)

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FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
LONG DRIVE TO YADKIN LLC

(A NORTH CAROLINA LIMITED LIABILITY COMPANY)

DATED: MARCH 14, 2023

THE LLC INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE NORTH CAROLINA SECURITIES ACT, OR SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE INTERESTS IS RESTRICTED AND SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN THIS OPERATING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME.

TABLE OF CONTENTS

Schedule I: Members' Names, Addresses, Contributions, and Interests

Allocation Addendum

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FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
LONG DRIVE TO YADKIN LLC

This First Amended and Restated Operating Agreement of Long Drive to Yadkin LLC (the "Company"), a limited liability company organized pursuant to the North Carolina Limited Liability Company Act, is executed effective as of March 14, 2023 (the "Effective Date"), by and between the Company and its Members Megan Petersen ("Megan") and Parrish Stikeleather ("Parrish"), each of Wilmington, NC.

W I T N E S S E T H:

WHEREAS, the Company was formed as a North Carolina limited liability company pursuant to the laws of the State of North Carolina on August 22, 2022 (the "Formation Date");

WHEREAS, effective upon the Formation Date, Megan and Parrish were admitted as the sole initial Members of the Company, by written consent of the Company's sole organizer, Thomas G. Varnum, Esq.;

WHEREAS, the initial Members and the Company previously entered into an Initial Operating Agreement for the Company, effective as of the Formation Date (the "Initial Operating Agreement");

WHEREAS, the Members and the Company now desire to amend and restate the Initial Operating Agreement, as set forth herein;

NOW, THEREFORE, for and in consideration of the mutual covenants and considerations hereinafter contained, the parties hereto agree as follows:

ARTICLE I - FORMATION OF THE COMPANY

1.1   Formation. The Company was formed on the Formation Date, upon the filing of the Articles of Organization of the Company with the Secretary of State. In consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the rights and obligations of the parties and the administration and dissolution and winding-up of the Company shall be governed by this Agreement, the Articles of Organization and the Act.

1.2   Name. The name of the Company is **Long Drive to Yadkin LLC**. With the prior approval of the Class B Members, the Managers may change the name of the Company from time to time as they deem advisable, provided appropriate amendments to the Articles of Organization and any other necessary filings under the Act are obtained or made.

1.3   Registered Office and Registered Agent. The Company's registered office within the State of North Carolina and its registered agent at such address shall be as determined from time to time by the Managers.

1.4   Principal Place of Business. The principal place of business of the Company within the State of North Carolina shall be at 1009 Midland Dr., Wilmington, NC 28412, or at such place or places determined from time to time by the Managers in accordance with the Act.

1.5   Purpose and Powers.

(a)   The primary purpose and business of the Company shall be to finance, develop, produce, own, sell, broadcast, distribute, and otherwise exploit in all media throughout the universe the Picture and the Ancillary Rights, and to conduct such other activities incidental to the foregoing as may be determined by the Managers (the "Purpose"). For purposes of clarity, the Purpose of the Company does

not include financing, developing, producing, owning, selling, broadcasting, distributing, and/or otherwise exploiting any Other Productions or Other Production Ancillary Rights.

        (b)   The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act.

    1.6   **Term.** The Company shall continue in existence until it is dissolved and its affairs wound up in accordance with the provisions of this Agreement and the Act.

    1.7   **Nature of Members' Interests.** The Interests of the Members in the Company shall be personal property for all purposes. Legal title to all Property shall be held in the name of the Company. Neither any Member nor a successor, representative or assign of any Member, shall have any right, title or interest in or to any Property or the right to partition any Property.

    1.8   **Classification of the Company.** The Members acknowledge and agree that the Company shall be classified as a partnership for income tax purposes as provided in Regulations Section 301.7701-3. Such default classification shall be solely for Federal and state income tax purposes, and shall not affect the limited liability of the Managers and Members or otherwise affect the status of the Company, its Managers and Members under the Act or other applicable laws.

    1.9   **Operating Agreement.** This Agreement has been executed for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. The rights and obligations of the Members with respect to the Company will be determined in accordance with the Act and the terms and conditions of this Agreement, *provided* that where the Act provides that such rights and obligations specified in the Act shall apply "unless otherwise provided in a written operating agreement" or words of similar effect, such rights and obligations as set forth in this Agreement shall control.

ARTICLE II - DEFINITIONS

The terms set forth below, as used in this Agreement, shall have the meanings ascribed to them below (unless otherwise expressly provided herein). Additional definitions may appear elsewhere in this Agreement. Any term not specifically defined in this Agreement shall be construed in accordance with the meaning and understanding customarily given such term in the Act and/or the Code.

"Act" means the North Carolina Limited Liability Company Act, as amended from time to time.

"Addendum" shall mean the Allocation Addendum attached hereto and hereby incorporated into this Agreement for all purposes, containing provisions relating to allocations among Persons owning Interests.

"Agreement" means this Operating Agreement, as amended from time to time.

"Ancillary Rights" means the rights to works produced for ancillary or subsidiary markets, whether now existing or hereafter developed, that are derived directly from and out of the Picture or other Company Property. Ancillary Rights may include, but may not limited to books, novelizations, audiovisual works, websites, online media, artwork, published music, soundtrack recordings, video games, and merchandise utilizing some or all components of the Picture or other Company Property. Ancillary Rights shall exclude the rights to Other Productions and Other Production Ancillary Rights.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"Assignment Agreement" means the Certificate of Authorship & Screenplay Assignment Agreement dated as of the Formation Date, signed by Parrish and attached to the Initial Operating

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Agreement, pursuant to which Parrish granted to the Company the right to produce and exploit the Picture and the Ancillary Rights.

"Available Funds" shall mean the Company's remaining cash, if any, after payment of, or provision for, all Operating Expenses.

"Capital Account" means, with respect to any Member, the capital account maintained for such Member in accordance with Section 5.3.

"Capital Contribution" means any contribution of cash or property (valued for this purpose at initial Gross Asset Value) to the Company made by a Member with respect to the Interest held by such Member pursuant to the terms of this Agreement.

"Class A Member" shall mean a Person admitted as a Member owning a Class A Interest.

"Class A Interest" shall mean the class of Interests having the rights and obligations provided in this Agreement to Class A Members.

"Class B Member" shall mean a Person admitted as a Member owning a Class B Interest.

"Class B Interest" shall mean the class of Interests having the rights and obligations provided in this Agreement to the Class B Member.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"Company" has the meaning ascribed to such term in the preamble hereof.

"Debt Service" means all payments, including without limitation principal, interest, and fees, that are made in connection with any loan, whether or not such payments are then due, past due, or are being prepaid.

"Distribution" means any money or other property distributed to a Member with respect to the Member's Interest.

"Economic Interest" means the proprietary interest of a Member or other Person in the capital, income, losses, credits, and other economic rights and interests of the Company, including, without limitation, the right of such Member or Person to any share of the Profits and Losses of the Company and to receive Distributions from Company.

"Encumbrance" means any lien, pledge, mortgage, encumbrance, security interest, collateral assignment or hypothecation.

"Fiscal Year" means an annual accounting period ending December 31 of each year during the term of the Company, unless otherwise specified by the Managers or, if the context requires, any portion of such year for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss or deduction pursuant to this Agreement.

"Gross Asset Value" has the meaning ascribed to it in the Addendum.

"Interest" means, collectively, all of a Person's Membership Interest and Economic Interest in and to the Company.

"Loss" has the meaning ascribed to it in the Addendum.

"Majority in Interest" means any combination of Members owning a majority of Units or other Membership Interests that are then owned by all of the Members in question.

"Manager" means any Person acting in the capacity of a Manager of the Company as provided in Section 3.1 of this Agreement. "Managers" means all such Persons collectively, in the event there are more than one Managers, and means the sole Manager in the event there is only one Manager.

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"Member" means each Person designated as a member of the Company on Schedule I hereto or any other Person admitted as a member and economic interest owner of the Company in accordance with this Agreement or the mandatory provisions of the Act.

"Membership Interest" means an ownership interest in the Company and includes all of a Member's rights in the Company other than Economic Interests, including, without limitation, any right to vote and any right to information as provided in the Act and this Agreement, together with all obligations of such Member, including, without limitation, those under the Act and under the provisions of this Agreement.

"Offerings" means one or more offering(s) by the Company of up to 2,500 Units of Class A Interest, in the aggregate, pursuant to Section 4.1(c) of this Agreement.

"Operating Expenses" means the costs and expenses of the Picture to be paid by the Company in the following order of priority: (x) first, to the payment of any costs and expenses incurred in connection with the development and/or production of the Picture (and any amounts reserved by the Managers in connection therewith, as reasonably determined by the Managers), including, without limitation: to production budget overages; cast or crew fixed compensation deferments; so-called "off the top," "gross," or "first dollar" cast or crew contingent compensation obligations; re-shoots; and music licenses; as well as Debt Service and the repayment of any loans or credit card obligations incurred relative to the development and/or production of the Picture; and (y) second, to the payment of any actual, direct, out-of-pocket costs incurred in connection with the sales, marketing or distribution of the Picture (and any amounts reserved by the Managers in connection therewith, as reasonably determined by the Managers), including, without limitation: to any third-party sales or distribution fees; promotional expenses; residuals; accounting or legal fees; collection account management fees; taxes and all out-of-pocket administrative costs or expenses; as well as to Debt Service and the repayment of loans or credit card obligations incurred relative to the sales, marketing or distribution of the Picture; provided that the timing, order and amount of payment of the Operating Expenses shall be determined by the Managers in their sole discretion (provided that all Operating Expenses set forth in clause (x) above are paid prior to those set forth in clause (y) above). For the avoidance of doubt Operating Expenses shall *not* include Third Party Participations, which shall be paid out of Available Funds as provided herein.

"Other Productions" means any and all remakes, prequels, sequels, television series, other productions or stage plays based on or derived from the Picture.

"Other Production Ancillary Rights" means the rights to works produced for ancillary or subsidiary markets, whether now existing or hereafter developed, that are based upon derived from Other Productions, including, but may not limited to books, novelizations, audiovisual works, websites, online media, artwork, published music, soundtrack recordings, video games, and merchandise.

"Partnership Representative" means the Member designated in accordance with Section 9.10 as the "partnership representative," pursuant to Code Section 6223(a) as amended by the Bipartisan Budget Act of 2015 (the "BBA").

"Person" means an individual, trust, estate, corporation, professional corporation, partnership, limited partnership, limited liability company, unincorporated association, or any other entity, including a governmental authority.

"Preferred Return" means, with respect to any Person owning Class A Units, an amount equal to twenty percent (20%) of the aggregate Capital Contributions made by such Person in exchange for the issuance of Class A Units to such Person in the Offerings.

"Profit" has the meaning ascribed to it in the Addendum.

"Picture" shall mean a feature-length motion picture tentatively entitled *Long Drive to Yadkin*, based upon the 2021 screenplay of the same name written by Parrish, as the same may have been (or may hereafter be) revised, rewritten, or otherwise edited from time-to-time.

"Property" means the assets and properties of the Company, whether real, personal, tangible or intangible.

"Secretary of State" means the Secretary of State of North Carolina.

"Securities Act" means the securities act of 1933, as amended from time-to-time.

"Tax Matters Partner" means the Member designated in accordance with Section 9.10 as the "tax matters partner," as that term is defined in Code Section 6231(a)(7) and the accompanying Treasury Regulations.

"Tax Matters Representative" means the Member serving as both the Tax Matters Partner and the Partnership Representative.

"Third Party Participations" means any participations in Available Funds (*i.e.*, so-called "net profits" or "adjusted gross receipts" compensation obligations) as may be granted by the Company to producers, director, writers, editors, actors, or other "above the line" talent or other production personnel relative to the Picture; provided, however that any so-called "off the top," "gross," or "first dollar" cast or crew contingent compensation obligations shall *not* Third Party Participations, and instead shall be paid for by the Company as Operating Expenses.

"Transfer" means, depending on the context in which such term is used, (i) to sell, assign, transfer, convey, lease or otherwise dispose of the ownership interest (including, without limitation, a Membership Interest and/or Economic Interest) or other rights or property in question, or (ii) any sale, assignment, conveyance, transfer, lease or other disposition of the ownership interest (including a Membership Interest and/or Economic Interest) or other rights or property in question. The term "Transferred" and similar variations shall have correlative meanings.

"Unit" shall mean a denomination of Class A Interest.

ARTICLE III - MANAGEMENT OF THE COMPANY

3.1   Managers. The Members shall not be Managers solely by virtue of their status as Members. The number of Managers, titles and authority of the Manager(s), and the Person(s) serving as such Manager(s), shall be as determined in writing from time to time by the Class B Members. There shall be two (2) Managers, and the sole Managers shall be **Megan** and **Parrish**, with the management authority as set forth herein. A Person serving as Manager shall serve until the earliest to occur of (i) such Person's written resignation as a Manager, or (ii) removal of such Person as a Manager by the affirmative vote of *both* (a) all Class B Members (excluding the Manager subject to such removal vote, if such Manager is also a Class B Member), *and* (b) a Majority in Interest of the Class A Members (excluding any Units owned by the Manager(s) subject to such removal vote).

3.2   Authority of the Managers. In addition to and not in limitation of any rights and powers conferred by law or other provisions of this Agreement, and except only as otherwise limited, restricted or prohibited by the express provisions of the Act or this Agreement: (i) all Managers shall have full, exclusive and complete discretion in the management and control of the affairs of the Company and shall make all decisions affecting the Picture and Company affairs, and (ii) each Manager is hereby authorized, in the name of and on behalf of the Company, to take all actions the Managers may deem necessary or appropriate in furtherance of the Company's business or interests. Subject to any express limitations contained in this Agreement and without limiting their other authority contained in this Agreement or the Act, the Managers are hereby authorized for, in the name, and on behalf of the Company to take all actions the Managers may deem necessary or appropriate in furtherance of the Company's Purpose or interests, including without limitation:

(a)   to revise and finalize the budget and the production schedule as necessary, engage producers, directors, writers, editors, on-screen talent and subjects, and other production or post-production

5

personnel, arrange the use of production studio facilities and locations, arrange for the use of production studio facilities and locations, arrange for the use of post-production studio facilities, secure insurance, film the Picture, edit the Picture, and integrate/synchronize the music, dialogue, sound, and optical effects;

(b) to execute, deliver, perform, and enforce the Assignment Agreement and agreements with producers, writers, directors, editors, actors, distributors, exhibitors and other Persons in furtherance of the Purpose;

(c) to accord Third Party Participations to Persons providing support and/or services to the Company in furtherance of the Purpose;

(d) to borrow money and issue evidences of indebtedness, and to secure the same by mortgage, deed of trust, pledge or other lien on Company Property;

(e) to lease real and personal property, including without limitation for use as locations, production and post-production studio premises, fixtures, and equipment;

(f) to make all decisions pertaining to the development, production, sale, license, broadcast, distribution, or exhibition of the Picture and the Ancillary Rights;

(g) to pay, extend, renew, modify, adjust, submit to arbitration, prosecute, defend or compromise, upon such terms as the Managers may determine and upon such evidence as the Managers may deem sufficient, any obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Company;

(h) to withhold taxes as permitted or required by, and to otherwise comply with and take actions necessary as a result of, provisions of the Code or the laws of any state or other jurisdiction to which the Company or any Person owning an Interest is subject;

(i) to place record title to, or the right to use, Company Property in the name(s) of nominee(s) or trustee(s), for any purpose convenient or beneficial to the Company;

(j) to deposit, withdraw, invest, pay, retain and distribute the Company's funds in a manner consistent with this Agreement;

(k) to make such elections under the Code and other relevant tax laws as to the treatment of items of Company income, gain, loss, deduction and credit, and as to all other relevant matters, as the Managers deem necessary or appropriate, including, without limitation, elections referred to in Section 754 of the Code, selection of the manner and method of determining depreciation of capital assets, and determination of whether expenditures are to be capitalized or treated as current expenses; and

(l) to return to the Company money or other property paid or distributed to such Member in violation of the Act.

3.3 **Company Expenditures.** All of the Company's capital expenditures and expenses shall be billed directly to and paid by the Company to the extent practicable. The Managers shall be reimbursed by the Company for any amounts paid by them for Company expenses or capital expenditures, including without limitation, organizational and offering expenses and other expenses incurred prior to the formation of the Company that relate to its subsequent formation, investments, or other activities. Company expenses or capital expenditures shall include, but not be limited to:

(a) capital expenditures, compensation, and other expenses incurred or paid in connection with the development, production, ownership, distribution, and exploitation of the Picture and Ancillary Rights;

(b) fees and expenses of lenders, appraisers, investment advisors, attorneys, accountants, investment bankers, brokers, independent contractors, leasing agents, consultants, insurance representatives, producer's representatives, distributors, sales agents and other agents;

(c) expenses of the Managers' communications, oral or written, with the Members including expenses of preparing and mailing reports to Members;

(d) payment of any and all liabilities, losses, judgments, expenses, and amounts paid in settlement of claims arising out of the business or affairs of the Company, and fees and expenses of professionals employed by the Company in connection with any of the above;

(e) fees and expenses of accountants for the preparation and documentation of Company accounting, audits, and financial projections;

(f) legal services, which shall include without limitation the following: expenses of preparing, and from time to time amending, the Articles of Organization, this Agreement, and documents and instruments pertaining to the Offerings; and costs incurred in connection with any litigation in which the Company is involved as well as any examination, investigation, or other proceeding conducted therewith;

(g) tax services, which shall include without limitation the following: tax planning for the Company, and preparation and documentation of Company federal, state and local tax returns;

(h) premiums, loss adjustments and any other expenses of insurance required in connection with the business or affairs of the Company;

(i) organizational and offering expenses;

(j) ad valorem taxes on Company assets;

(k) Operating Expenses not described above;

(l) Debt Service; and

(j) any other costs or expenses necessary or appropriate for the organization, operation or winding up of the Company.

3.4   Restrictions on Authority of Managers. Without limiting the generality of the foregoing or any other restriction on the Managers' authority as set forth herein, the Managers shall not cause the Company to take any of the following actions without the written consent of *both* all Class B Members *and* a Majority in Interest of the Class A Members (or such other approval as may be expressly required by this Agreement):

(a) acquire by purchase any real property;

(b) enter into agreements and contracts, and give releases and discharges, other than in the ordinary course of the Company's business (it being understood that, without limitation, all decisions pertaining to the development, production, distribution or exhibition of the Picture and the Ancillary Rights shall be deemed decisions made in the ordinary course of business);

(c) sell, transfer, lease or otherwise dispose of all or substantially all of the Property of the Company prior to dissolution, other than in the ordinary course of business (it being understood that, without limitation, all decisions pertaining to the development, production, sale, license, broadcast, distribution, or exhibition of the Picture and the Ancillary Rights shall be deemed decisions made in the ordinary course of business);

(d) merge or consolidate with any other Person or Persons; or

(e) admit new Members to the Company or issue any Interests other than pursuant to the Offerings, and/or as otherwise may be allowed herein.

3.5   Delegation of Management Responsibility. The Class B Members may elect or retain one or more additional Managers or any officers or agents who may be, but need not be, Members of the Company, with such titles, duties and compensation, if any, as may be designated by the Members, subject to any applicable restrictions specifically provided in this Agreement. Any such Persons so elected or

retained or to whom management responsibility has been delegated pursuant to this Section 3.5 may be removed from such position with or without cause as determined by a Majority in Interest of the Class B Members (excluding the Person subject to such removal vote, if such Person is also a Class B Member), subject to any employment or other agreement between such Person and the Company.

3.6   **Compensation and Expenses.** Except as may be otherwise provided in Sections 3.3 and 3.9, no Manager, in his/her/its capacity as a Manager of the Company, shall receive any compensation, reimbursement of expenses or other benefits except as set forth herein, or as otherwise approved in writing by *both* a Majority in Interest of the Class B Members *and* a Majority in Interest of the Class A Members. Provided, however, that without the approval of any Members, any Manager may provide, be paid, and receive a reasonably, industry standard fee from the Company in exchange for services provided relative to the Picture, including, but not limited to, services as a producer, executive producer, director, writer, actor, consultant, cinematographer, creator, editor, or other production or post-production personnel.

3.7   **Action by Managers.**

(a)   **Manner of Acting.** The Managers may act or make a determination or decision on any matter in a meeting or by written consent. Actions or decisions of the Managers by written consent may be taken by exchange of emails or by a document executed by the requisite Managers or in any other manner approved by the Members. Any written actions or consents of the Managers shall be kept with the records of the Company. The Managers may participate in or hold any meetings by means of email, internet conference or conference telephone or similar communications equipment which enables all Managers participating in the meeting to communicate and respond to proposals. At any time where a decision, approval or the consent of "the Managers" is required under this Agreement or the Act, such approval shall constitute a majority of the Managers. Any deadlock between the Managers shall be finally resolved by the affirmative vote of a Majority in Interest of the Members.

3.8   **Film Decisions**. For purposes of clarity, notwithstanding anything to the contrary contained in this Agreement, all decisions regarding the development, production, post-production, engagement of crew members, editing, final cut stage, distribution, exhibition, exploitation, licensing, sales, sales agent(s), and distributor(s) shall be made by the Managers or their designee(s), in their sole discretion, and not by the Members.

3.9   **Indemnification of Managers**. The Company shall indemnify any Manager to the fullest extent permitted or required by the Act, as amended from time to time, and the Company may advance expenses incurred by a Manager upon the approval of the Class B Members and the receipt by the Company of the signed statement of such Manager agreeing to reimburse the Company for all such advances in the event it is ultimately determined that such Manager is not entitled to be indemnified by the Company against such expenses; <u>provided</u> that no Manager shall be indemnified for any acts or omissions of such Manager constituting fraud, willful misconduct, a knowing violation of law or material breach of this Agreement. If the Act is amended to authorize further indemnification of Managers, then the Company shall indemnify any Manager to the fullest extent permitted by the Act as so amended (subject to the exception in the immediately preceding sentence). The provisions of this Section 3.9 shall apply also to any Person to whom the Managers have delegated management authority as provided in Section 3.5 (other than an agent of the Company who is not also a Member, Manager or officer of the Company), whether or not such Person is a Manager or Member. Any repeal or modification of this Section shall not adversely affect the rights or protection of a Manager (or such other Person to whom management authority has been delegated hereunder) existing at the time of such repeal or modification. The Members may provide such other indemnification in such amounts, on such terms and conditions and to such Persons, as they may decide in their discretion, whether by agreement, insurance or otherwise, to the extent permitted by the Act.

3.10   **Limitation on Liability.** No Manager of the Company shall be liable to the Company (or any other Person) for monetary damages for an act or omission in such Person's capacity as a Manager (including any act or omission giving rise to a claim of breach of duty by such Manager) or solely by reason

of being a Manager, (a) except as provided in the Act for (i) acts or omissions which a Manager knew at the time of the acts or omissions were clearly in conflict with the interests of the Company; (ii) any transaction from which a Manager derived an improper personal benefit; or (iii) acts or omissions occurring prior to the date this Section 3.10 becomes effective; or (b) for acts or omissions of such Manager constituting fraud, willful misconduct, a knowing violation of law or material breach of this Agreement. If the Act is amended to authorize further elimination of or limitations on the liability of Managers, then the liability of the Managers shall be eliminated or limited to the fullest extent permitted by the Act as so amended, subject to clause (b) in this Section. Any repeal or modification of this Section shall not adversely affect the rights or protection of a Manager existing at the time of such repeal or modification. The provisions of this Section 3.10 shall apply also to any Person to whom the Managers have delegated management authority as provided in Section 3.5 (other than an agent of the Company who is not also a Member, Manager or officer of the Company), whether or not such Person is a Manager or Member.

3.11   Liability for Return of Capital Contribution. The Managers shall not be liable for the return of the Capital Contributions of the Members, and upon dissolution, the Members shall look solely to the Property.

ARTICLE IV - RIGHTS AND OBLIGATIONS OF MEMBERS

4.1   Issuance of Interests; Admission of Members.

(a)   Two Classes Authorized. The Company shall be authorized to issue two (2) classes of Interests, to be designated "Class A" and "Class B" respectively. The rights or number of authorized Units may not be changed, decreased, or increased without the approval of *both* all of the Class B Member *and* a Majority in Interest of the Class A Members.

(b)   Class B Interests. The admission of Megan and Parrish as the sole Class B Members, and owners of all of the Class B Interest, is hereby affirmed, ratified, and approved in all respects. As and for an initial Capital Contribution, Parrish previously executed and delivered to the Company the Assignment Agreement. The Company and all Persons ever owning Interests hereby acknowledge and agree that for income tax purposes such exchange by Megan and Parrish of the Assignment Agreement for Class B Interest constituted a nontaxable transfer of property in exchange for a partnership interest as described in Code Section 721.

(c)   Class A Interests; The Offerings. The total number of Units of Class A Interest that the Company shall have authority to issue is Two Thousand Five Hundred (2,500) Units. All Class A Units shall at all times include an Economic Interest directly proportional to the number of Units then owned by the owner thereof, compared to the collective total number of issued and outstanding Units then owned by all owners of Class A Units, not including any Units owned by the Company. The Company may hereafter offer to Persons up to 2,500 Units of Class A Interest through one (1) or more separate offerings ("Offerings"), each on terms and conditions as the Managers may decide; provided, however, that absent the consent of a Majority in Interest of the Class A Members, in no event shall Units be sold in any Offering for a per-Unit cash price that is more favorable to purchasers thereof than the per-Unit cash price of any prior Offering. Persons issued Units in the Offerings shall be deemed admitted as Class A Members upon such issuance.

(d)   Schedule of Members. The name, address, Capital Contributions and Interests of each of the Members are set forth on Schedule I to this Agreement, which Schedule the Manager shall update and amend from time to time. As of the date hereof, there are no other Members of Company.

(e)   No Other Interests. The Company shall not issue any Interests except (i) pursuant to Section 4.1(b) or Section 4.1(c), or (ii) with the written consent of *both* all Class B Members *and* a Majority in Interest of the Class A Members.

(f) **Voting Rights.** The Class A Units and the Class B Interest will vote in separate classes. Each Class A Unit will have one vote on any matter required to be put before the Class A Members in accordance with this Agreement or the Act, unless excluded from such vote by the terms of this Agreement or the Act. The Class B Members' voting rights will be in direct proportion to their respective ownership of Membership Interest (i.e., for the purposes of clarity, not Economic Interests) on any matter required to be put before the Class B Members in accordance with this Agreement or the Act.

(g) **Certificates.** Units may be represented by a certificate of membership, the form and exact contents of which may be determined by the Managers; provided, however, that any failure so to represent any Member's Units by certificate shall not affect the validity of such Units or such Member's Interest.

4.2 **Action by Members.** Unless otherwise provided for herein, actions of the Members shall be by Majority in Interest of the Members entitled to act on a matter. The Members may act or make a determination or decision on any matter in a meeting or by written consent. Actions or decisions of the Members by written consent may be taken by exchange of emails or by a document executed by the requisite Members or in any other manner approved by the Managers. Any written actions or consents of the Members shall be kept with the records of the Company. The Members may participate in or hold any meeting (in the discretion of the Managers or where required by the Act or applicable law) by means of email, internet conference or conference telephone or similar communications equipment which enables all Persons participating in the meeting to communicate and respond to proposals. Meetings of the Members may be held on such terms and on such notice (however brief) as the Managers may establish in its discretion. The attendance of a Member at a meeting shall constitute waiver of notice of such meeting, except where the Member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not called or convened lawfully or in accordance with this Agreement.

4.3 **No Management Authority.** Members shall not have any voting, approval, or other consent rights with respect to the business or other affairs of the Company in their capacities as Members, except any such rights as are expressly provided in this Agreement or mandated by a provision of the Act that cannot be waived or amended by written agreement. Any matter requiring the consent of the Members under this Agreement shall require only such portion of the Members specified by this Agreement.

4.4 **Bankruptcy, Death or Incapacity of a Member.** A Member shall cease to have any power as a Member, or any voting rights or rights of approval hereunder, upon the Member's bankruptcy, death, insolvency, dissolution, assignment for the benefit of creditors, or legal incapacity; and upon the occurrence of any such event such Member's trustee, receiver, executor or other legal representative, shall have only the rights, powers and privileges of a transferee enumerated in Section 7.4 and shall be liable for all of the Member's obligations under this Agreement. In no event shall any such trustee, receiver, or other legal representative, become a substituted Member unless the requirements of Section 7.3 are satisfied.

4.5 **Limited Liability.** The Members shall not be required to make any contribution to the capital of the Company except as may be set forth in Article V, nor shall the Members in their capacity as such be bound by, or personally liable for, any expense, liability or obligation of the Company except to the extent of their Economic Interest in the Company and the obligation to return Distributions made to them under certain circumstances as required by the Act. Members of the Company shall have no liability to the Company (or any other Person) for monetary damages for an act or omission in such Person's capacity as a Member (including any act or omission giving rise to a claim of breach of duty by such Member) or solely by reason of being a Member to the maximum extent permitted in the Act, except for any acts or omissions of a Member constituting fraud, willful misconduct, a knowing violation of law or material breach of this Agreement. If the Act is amended to authorize further elimination of or limitations on the liability of Members, then the liability of the Members shall be eliminated or limited to the fullest extent permitted by the Act as so amended (subject to the exception in the immediately preceding sentence). The Members shall be under no obligation to restore a deficit Capital Account upon the dissolution of the

Company or the liquidation of any of their Interests. Any repeal or modification of this Section shall not adversely affect the rights or protection of a Member existing at the time of such repeal or modification.

4.6 **Indemnification of Members.** The Company shall indemnify the Members to the fullest extent permitted or required by the Act, as amended from time to time, and otherwise in accordance with and to the same extent Managers may be indemnified in accordance with the terms of Section 3.9 hereof. Any repeal or modification of this Section shall not adversely affect the rights or protection of a Member existing at the time of such repeal or modification. The Managers and Class B Members shall be listed as covered parties on all certificates of insurance in connection with the Picture.

4.7 **Other Activities.** Each Member and/or Manager may, without accountability to the Company or to any other Members and without any prior Member or Manager consent whatsoever, other than the Company's assent to any proposed contract, seek to be engaged personally, and be engaged personally, by the Company or other Person as a producer, director, actor, editor, cinematographer, consultant, creator, writer, executive producer or other production or post-production personnel (independently or with others) in connection with the Picture (a "Personal Engagement"). Neither the Company nor any other Member shall have any right in and to any income or profits derived by a Member or Manager from any such Personal Engagement by virtue of this Agreement or the relationships created pursuant to this Agreement.

ARTICLE V - CAPITAL CONTRIBUTIONS AND LOANS

5.1 **Capital Contributions.** The Company shall issue Class A Interests in exchange for Capital Contributions to Company, as set forth in this Agreement and in the pertinent documents for such Offering(s). No Class A Member, or other Member, shall be required to make any Capital Contributions in excess of such Class Member's committed Capital Contribution as set forth on Schedule I hereto, if any, as the same might be hereafter amended from time to time, or as set forth in any applicable subscription agreement executed in connection with an Offering. Except as otherwise provided by applicable law, no Member shall have the right to withdraw, or receive any return of, all or any portion of such Member's Capital Contribution.

5.2 **Additional Funds.** In the event that the Managers determine at any time (or from time to time) that additional funds are required by the Company for its Purpose, then the Managers may cause the Company to, among other things, borrow all or part of such additional funds, with interest payable at then-prevailing rates, from one or more of the Members or their affiliates, or from commercial banks, savings and loan associations or other commercial lending institutions or sources of financing.

5.3 **Capital Accounts.** A separate Capital Account shall be established and maintained for each Member in accordance with the definition thereof set forth in the Addendum. No interest shall be paid by the Company on any Capital Contributions.

ARTICLE VI – ALLOCATIONS AND DISTRIBUTIONS

6.1 **Allocations.**

(a) **Generally.** Subject to the Addendum and after making any allocations pursuant to the Addendum, and subject to Section 6.1(b) below, the Profit or Loss for each Fiscal Year shall be allocated among the Members so that, to the extent possible, the net amounts of Profits and Losses and items specially allocated pursuant to the Addendum, allocated for such Fiscal Year and all preceding Fiscal Years to the Class B Members as a class and to the Class A Members as a class, respectively, is equal in the case of each class to the amount that would be allocated to the class if the Profits and Losses and items so specially allocated for such Fiscal Year and all previous Fiscal Years were aggregated and the net result (the "Cumulative Profit" or "Cumulative Loss") were allocated as follows:

(i) if there is a Cumulative Profit,

(A) first, to the Class A Members, in proportion to their respective ownership of Units, until the aggregate amount allocated to each Class A Member pursuant to this paragraph equals the sum of (x) any Losses allocated to such Class A Member pursuant to Section 6.1(a)(ii) hereof, and (y) such Class A Member's Preferred Return; and

(B) second, to the Members in accordance with the distribution of Available Funds as set forth in Section 6.2 below; provided, however, that the amount of Profit allocated to the Class B Members shall be adjusted downward for any Third Party Participations that are deducted from the Class B Members' share of Distributions in accordance with Section 6.2(a)(iii); and

(ii) if there is a Cumulative Loss, to the Members in proportion to their respective positive Capital Account balances until the Members' Capital Account balances are reduced to zero and thereafter 50% to the Class A Members in proportion to their ownership of Units and 50% to the Class B Members equally.

(b) **Dissolution.** Notwithstanding Section 6.1(a), to the extent distributions made pursuant to Section 6.2 upon dissolution and liquidation of the Company would not otherwise be in accordance with the Members' positive Capital Account balances, items of income, gain, loss and deduction for the Fiscal Year in which dissolution occurs and any subsequent Fiscal Years shall be specially allocated among the Members as determined by the Managers as necessary to result in such accordance as near as possible, provided that all distributions shall in all events be made as provided in Section 6.2 even if such accordance cannot be achieved.

6.2 **Distributions.**

(a) **Priorities.** All distributions of Available Funds to be made by the Company, whether prior to dissolution or thereafter, shall be made among the Members in the following priorities:

(ii) first, to the Class A Members in proportion to their respective Capital Contributions to the Company, until the amount received by each Class A Member pursuant to this paragraph is equal to the sum of (x) the amount of such Class A Member's Capital Contributions to the Company, and (y) such Class A Member's Preferred Return; and

(iii) second, 50% to the Class A Members in proportion to their ownership of Units and 50% to the Class B Members equally. For the avoidance of doubt, the Class B Members hereby acknowledge and agree that the amount of any Third Party Participations shall be borne solely by the Class B Members, and shall be deducted and paid by the Company out of Distributions, if any, distributable to the Class B Members pursuant to this Section 6.2(a)(iii) before distribution to the Class B Members.

It is the intent of the Members that any Interest issued to any Class B Member who does not make Capital Contributions to the Company shall be treated as "profits interests" within the meaning of IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43, and all provisions of this Agreement shall be interpreted in accordance with such express intention.

(b) **Interim Distributions.** Subject to compliance with the Act's insolvency limitations on distributions and subject to compliance with the Company's obligations to lenders, lessors, and other creditors, prior to the Company's dissolution the Company shall make distributions of Available Funds, if any, at such times, and with such frequency not less than annually, as the Managers shall determine.

(c) **Tax Payments on Behalf of Persons Owning Interests.** Any payment of Federal, state or local income tax paid by the Company or the Managers with respect to a Person owning an Interest, as required or permitted by law, shall be treated for purposes of this Agreement as a distribution of cash made by the Company to such Person and credited against any distribution otherwise required by this Agreement

to be made to such Person. To the extent the Company has not theretofore withheld the amount required to be paid by the Company or the Managers on behalf of a Person owning an Interest as Federal, State, or Local income taxes from distributions theretofore made pursuant to Section 6.2(a), such Person shall pay to the Company the amounts so required within ten (10) days after notice by the Company. In the event a Person fails to make the required payment when due hereunder, and the Company or the Managers nevertheless pay the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company or the Managers, as applicable, to such Person bearing interest at an annual rate equal to and varying with the lesser of the prime rate as announced from time to time by Bank of America or its successor plus three percent or the highest rate allowed by controlling law to be charged such Person, and the Company shall apply all distributions or payments that would otherwise be made by the Company to such Person toward payment of such loan and interest, which distributions or payments shall be applied first to interest and then to principal until the loan is paid in full.

(d)   **Limitation Upon Distributions.** No Distribution shall be declared and paid if payment of such Distribution would cause the Company to violate any limitation on distributions provided in the Act. Distributions shall be made only to Members who, according to the books and records of Company, are Members on the actual date of Distribution.

ARTICLE VII- TRANSFER OF INTERESTS AND ADMISSION OF MEMBERS

7.1   Restrictions on Transfer by Members. Without the prior written consent of the Class B Members, no Member may voluntarily or involuntarily Transfer, or create or suffer to exist any Encumbrance against, all or any part of such Member's Interest. Except for withdrawals in connection with a Transfer of an Interest permitted by this Agreement, no Member may withdraw from the Company without the prior written consent of the Managers.

7.2   Conditions Precedent to Transfer. Any purported Transfer or Encumbrance otherwise complying with Section 7.1 shall not be effective unless and until the transferor and transferee execute and deliver to the Company an instrument of accession form reasonably satisfactory to the Company. Any such transferee shall take the Interest subject to this Agreement.

7.3   Substituted and New Members. No assignee or transferee of an Interest shall be admitted as a substituted Member of the Company, nor shall any other Person be admitted as a new Member of the Company, unless, in addition to compliance with the conditions set forth in Sections 7.1 and 7.2, all of the following conditions are satisfied:

(a)   The assignee, transferee or other Person has executed and delivered all documents deemed appropriate by the Managers to reflect such Person's admission to the Company and agreement to be bound by this Agreement;

(b)   The Managers shall have consented in writing to such admission (the granting or denial of which shall be in the sole discretion of the Managers); and

(c)   If requested by the Managers, payment has been made to the Company of all costs and expenses incurred by the Company in connection with admitting such transferee, assignee or Person as a substituted or new Member.

7.4   Rights of Transferee. Unless admitted to the Company in accordance with Section 7.3, the transferee of an Interest or a part thereof shall not be entitled to any of the rights, powers or privileges of its predecessor in interest, except that as of the effective time of the Transfer it shall be entitled to receive and be credited or debited with its proportionate share of Profits, Losses and Distributions.

7.5   Injunctive Relief. A Transfer of all or any part of an Interest in breach of this Agreement shall be of no force and effect and the Company shall not recognize the Transfer for purposes of making allocations or distributions, or any other purpose. A Transfer in breach of this Agreement shall result in irreparable harm to the Company for which there is no adequate remedy at law, and accordingly the

DocuSign Envelope ID: 3FAA2071-426F-470F-B0AA-62BB276BB7C0

Company shall be entitled to injunctive and other equitable relief for such breach in addition to damages or other relief available at law. The Company shall be entitled to recover its attorneys' fees and expenses incurred in seeking and/or enforcing such injunctive or other equitable relief.

7.6   Permitted Transfers. Notwithstanding the foregoing provisions of this Article VII and nothing in this Agreement to the contrary withstanding, a Member shall be permitted to transfer his / her / its Interest, in whole or in part, in the following circumstances without the prior approval or consent of the Company or any other Member:

(a)   Any Member may transfer his / her / its Interest, in whole or in part, to any other Person who is then a current Member of the Company. In the event of any such transfer, the transferee Member shall become a Member of the Company with respect to the transferred Interest without any further action or consent of the remaining Member(s) or the Company.

(b)   Any Member may transfer his / her / its Interest, in whole or in part, to a corporation, limited liability company, or other entity or association, that wholly owned and exclusively controlled by such transferring Member. In the event of any such transfer, the transferee entity or association, acting by and through the transferring Member, shall become a Member of the Company without further action or consent of the remaining Member(s) or the Company. Any subsequent transfer by such transferring Member of any ownership interest and/or control relative to the transferee entity or association shall be deemed to be a transfer of Interest not classified as a permitted transfer under this Section 7.6.

(c)   Any Member may transfer his / her / its Interest, in whole or in part, to a trust for the benefit of such Member or to a trust for the benefit of the spouse or lineal descendant(s)—by blood, marriage or adoption—of such Member. In the event of any such transfer, the transferee trust, acting by and through its trustee(s), shall become a Member of the Company without further action or consent of the remaining Member(s) or the Company.

ARTICLE VIII - DISSOLUTION AND LIQUIDATION OF THE COMPANY

8.1   Dissolution. The Company shall be dissolved upon, and only upon, the earliest to occur of the following: (i) a decision to dissolve by the Managers, if approved by both (a) a Majority in Interest of the Class A Members *and* (b) a Majority in Interest of the Class B Members; or (ii) entry of a decree of judicial dissolution under the Act or (subject to the next sentence) the filing by the Secretary of State of a certificate of administrative dissolution under the Act. In the event the Company is administratively dissolved pursuant to the Act, the Managers may apply to reinstate the Company, and appeal any denial of such application, to the extent permitted under applicable law. To the full extent permitted by law, each Member hereby irrevocably waives any and all right the Member may otherwise have to seek judicial dissolution of the Company pursuant to the Act (or the corresponding provision of any successor statute).

8.2   Liquidation. Following dissolution, the Managers shall wind up the Company's affairs. The Managers shall collect the Company's assets, dispose of the assets that will not be distributed in kind to Persons owning Interests or applied in kind to the satisfaction of Company liabilities, and discharge or make provision for the Company's liabilities (including but not limited to the expenses of winding up). The Company shall distribute any remaining assets among Persons owning Interests in accordance with Section 6.1(a). Following dissolution, the Company shall carry on only that business appropriate to wind up and liquidate its business and affairs. Notwithstanding all other provisions of this Article 8, it is understood and agreed that upon dissolution and liquidation of the Company, if all the rights in the Picture have not been disposed of by the Company prior to such dissolution, then any and all copyrights and Ancillary Rights of the Company in and to the Picture may be promptly transferred to and belong to the Class B Members or his/her/their designee, as a distribution in kind; and in furtherance thereof, the Members hereto agree to promptly execute all necessary and proper assignments and/or other documents to effectuate said transfer.

8.3   Articles of Dissolution. Upon the dissolution and commencement of the winding up of the Company, the Managers shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and the Managers shall execute, acknowledge and file (or cause to be executed, acknowledged and filed) any and all other instruments necessary or appropriate to effectuate the dissolution of the Company.

ARTICLE IX - MISCELLANEOUS

9.1   Ownership of Intellectual Property Rights. It is understood and agreed that the Company shall initially own and possess outright all intellectual property rights in connection with all original works of authorship that are made or authored by the Members and/or Managers (solely or jointly with others) in connection with and/or in furtherance of the Picture at any time while any such Person is a Member and/or Manager of the Company, and which are protectable by copyright ("Works"). As such, it is expressly agreed that all such Works shall be considered "works made for hire" as that term is defined by the United States' copyright law. The Members and Managers hereby assign to the Company all of their rights, titles, and interests in and to all Works, now existing or hereafter created, that for any reason do not qualify as "works made for hire," without the necessity for payment or any further consideration. Each Member and Manager shall, at the Company's expense, take all acts and execute all documents and take any actions reasonably necessary to the effectuation, perfection, and recordation of such assignments.

9.2   Waiver of Injunctive Relief. In no event shall any Member or Manager have the right to seek or obtain against the Company injunctions or other equitable relief restraining, enjoining, or limiting the development, production, distribution, exhibition, and/or exploitation of the Picture or the Ancillary Rights based upon any breach or alleged breach of this Agreement, violation of the Act, or violation of other applicable law.

9.3   Records. The records of the Company will be maintained at the Company's principal place of business or at any other place the Managers select. Appropriate records in reasonable detail will be maintained to reflect income tax information for the Members. Each Member, at his/her/its expense, may inspect and make copies of the records maintained by the Company during regular business hours at the principal place of business or other location of the records and may require, at such Member's expense, an audit of the books of account maintained by the Company to be conducted by the independent accountant(s) for the Company.

9.4   Confidentiality. The terms of this Agreement, its subject matter, and all other business, financial or other information relating to the conduct of the business and affairs of the Company or the rights or interests of any of the Members, including without limitation, information about the Picture (collectively, the "Information") that has not been publicly disclosed by an authorized Member or Manager of the Company, is confidential and proprietary information of the Company, the disclosure of which would cause irreparable harm to the Company and the Members. Accordingly, each Member agrees that he/she/it will not disclose to any Person any Information until the Company has publicly disclosed the Information and has notified each Member that it has done so, nor, until such public disclosure and notification thereof to each Member, will he/she/it confirm the statement of any third Person regarding Information.

9.5   Reserves. The Managers may cause the Company to create reasonable reserve accounts to be used exclusively to fund Company operating deficits and for any other valid Company purpose. The Managers shall determine the amount of payments to such reserve accounts.

9.6   Amendments and Waivers. The written consent of *both* a Majority in Interest of the Class B Members *and* a Majority in Interest of the Class A Members shall be required to amend any provision of this Agreement or the Articles of Organization, except only in connection with any action by the Managers to change the Company's name in accordance with Section 1.2 above, in which event the Managers may cause the Articles of Organization to be so amended upon the prior approval of the Class B Members. No

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waiver of any term of this Agreement shall be effective unless in writing and signed by the Member waiving compliance.

9.7 **Additional Documents.** Each party hereto agrees to execute and acknowledge all documents and writings which the Managers may deem necessary or expedient in the creation of the Company and the achievement of its Purpose, including, but not limited to, the Articles of Organization and any amendments or cancellation thereof.

9.8 **Survival of Rights.** Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and permitted assigns.

9.9 **Successors and Assigns; No Third-Party Beneficiary.** This Agreement shall be binding upon and shall inure to the benefit of the Company, the Managers, the Members, all other Persons owning Interests, and, subject to the restrictions on Transfer, their respective successors and assigns. No other Person shall be deemed a third-party beneficiary of, or otherwise have any rights under or with respect to, this Agreement.

9.10 **Interpretation and Governing Law.** Words in the singular number shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter, unless the context requires otherwise. All references to Articles and Sections herein refer to articles and sections of this Agreement (unless the context requires otherwise), and all references to Schedules are to schedules attached hereto (unless the context requires otherwise), each of which Schedules is made a part hereof for all purposes. The Article and Section headings or titles herein shall not define, limit, extend or interpret the scope of this Agreement or any particular Article or Section. The terms "hereof," "herein," "hereunder" and words of similar import shall be construed to refer to this Agreement as a whole (including all Schedules hereto) and not to any particular provision of this Agreement unless otherwise specified. The words "include," "includes," and "including" shall be deemed to be followed by the phrase "without limitation" unless otherwise specified. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina without giving effect to the conflict of laws provisions thereof. The exclusive venue for any and all disputes based upon or arising out of this Agreement shall be the state and federal courts of North Carolina, and each Manager, Member, and Person who ever is a Member or Manager, irrevocably consents to personal jurisdiction of such courts for the purposes of any such dispute or action.

9.11 **Severability.** If any provision, sentence, phrase or word of this Agreement or the application thereof to any Person or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement, or the application of such provision, sentence, phrase or word to Persons or circumstances, other than those as to which it is held invalid or unenforceable, shall not be affected thereby and such provision, sentence, phrase or word shall be enforced to the greatest extent permitted by law.

9.12 **Execution in Counterparts.** This Agreement may be executed in one or more counterparts and all such counterparts will collectively comprise the Agreement. This Agreement may be signed manually by the Parties hereto, or through use of a digital signature software with audit trail capabilities (e.g., DocuSign). Facsimile copies and emailed copies (by .PDF or scanned image attachment) will constitute original signatures.

9.13 **Tax Matters Representative.**

(a) For purposes of this Agreement, the Members shall designate one Member to serve as both the Tax Matters Partner and Partnership Representative. Such Tax Matters Representative, in its sole discretion, shall have the right to make for the Company any and all elections and take any and all actions that are available to the Tax Matters Representative or the Company under the BBA (including without limitation an election under Code Section 6226 as amended by the BBA), and the Persons who are or formerly were Members shall take such actions requested by the Tax Matters Representative consistent with any such elections made and actions taken by the Tax Matters Representative, including without

DocuSign Envelope ID: 3FAA2071-426F-470F-B0AA-62BB276BB7C0

limitation filing amended tax returns and paying any tax due in accordance with Code Section 6225 as amended by the BBA. Without limiting the foregoing provisions of this paragraph, to the extent that the Tax Matters Representative does not make the election under Code Section 6226 as amended by the BBA for the Company with respect to an imputed underpayment amount, the Tax Matters Representative may (i) make any modifications available under Code Section 6225(c) as amended by the BBA, and (ii) require any Person who is or formerly was a Member to file an amended federal income tax return, as described in Code Section 6225(c) as amended by the BBA, in order to reduce any taxes payable by the Company with respect to such imputed underpayment amount.

(b) If the Company pays, or is required to pay, any imputed adjustment amount under Code Section 6225 as amended by the BBA and/or any associated interest or penalties, the Tax Matters Representative in its discretion may require each Person who is or formerly was a Member to reimburse and otherwise indemnify the Company for such Person's allocable share of such amounts as determined by the Tax Matters Representative. To the extent the Tax Matters Representative does not require such reimbursement of such a Person, or such reimbursement is required but not paid, then the Tax Matters Representative may elect to treat such Person as having received from the Company an amount equal to such unreimbursed amount for any purpose of this Agreement elected by the Tax Matters Representative.

(c) Without limiting the other provisions of this Section 9.13, upon demand made by the Tax Matters Representative, each Person who is or formerly was a Member shall be obligated to pay to the Tax Matters such Person's allocable share, as determined by the Tax Matters Representative, of any amount which the Company may become obligated to pay to any tax partnership in which the Company has an interest with respect to any income tax obligation of such tax partnership, including without limitation any imputed adjustment amount under Code Section 6225 as amended by the BBA and/or any associated interest or penalties.

(d) The obligations under this Section 9.13 of each Person who is or formerly was a Member shall survive the Transfer of such Person's Interest, any withdrawal of such Person from the Company, the dissolution and winding up of the Company, and any termination of this Agreement.

(e) The Tax Matters Representative shall be **Parrish**.

9.14 **Legal Counsel.** Each of the Members understands and acknowledges that: (a) Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. ("Brooks Pierce") represents the Company; (b) that the Members have been and hereby are advised by Brooks Pierce to seek and consult with independent legal, investment and tax counsel regarding the legal and investment consequences to him or her arising from or in connection with this Agreement; (c) there is an inherent conflict of interest among the parties to this Agreement because the Company and the Members have or may have conflicting rights, interests, responsibilities and liabilities in the formation, operation and dissolution of the Company; and (d) each Member waives any and all of those conflicts of interest to the extent permitted by law and the applicable Rules of Professional Conduct.

9.15 **Entire Agreement.** This Agreement together with all Schedules, Exhibits and Addenda attached hereto embody the entire understanding and agreement among the parties hereto and supersede any prior understandings and agreements by or among the parties, written or oral, relating to the subject matter hereof. Without limiting the foregoing, this Agreement expressly supersedes and replaces the Initial Operating Agreement in all respects.

(signature page to follow)

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IN WITNESS WHEREOF, the undersigned, being the Company and all of the Members of the Company, have caused this Agreement to be duly adopted by the Company, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

LONG DRIVE TO YADKIN LLC:

By: DocuSigned by: Megan Petersen 917B71EFD1B24F2...
Megan Petersen
Manager

And by: DocuSigned by: Parrish Stikeleather ABACE9AB6A3B4FD...
Parrish Stikeleather
Manager

THE CLASS B MEMBERS:

DocuSigned by: Megan Petersen 917B71EFD1B24F2...
Megan Petersen

DocuSigned by: Parrish Stikeleather ABACE9AB6A3B4FD...
Parrish Stikeleather

18

DocuSign Envelope ID: 3FAA2071-426F-470F-B0AA-62BB276BB7C0

SCHEDULE I

Names and Addresses of Members	Membership Interest	Economic Interest
Parrish Stikeleather 1009 Midland Dr. Wilmington, NC 28412	Class B (51%)	Class B (50%)
Megan Petersen 1425 Robin Hood Road Wilmington, NC 28401	Class B (49%)	Class B (50%)

Last Updated: March 14, 2023

DocuSign Envelope ID: 3FAA2071-426F-470F-B0AA-62BB276BB7C0

ALLOCATION ADDENDUM
TO
OPERATING AGREEMENT
OF
LONG DRIVE TO YADKIN LLC

This Allocation Addendum shall be deemed a part of the Limited Liability Company Operating Agreement (the "Agreement") referred to above for all purposes.

1.   Definitions.   Whenever used in this Addendum or elsewhere in the Agreement, the following terms shall have the meaning assigned to them in this Paragraph 1 except to the extent expressly otherwise provided in this Agreement:

"*Adjusted Capital Account Deficit*" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(i)   Credit to such Capital Account any amounts which such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(i) and 1.704-2(i)(5); and

(ii)   Debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"*Capital Account*" shall mean with respect to any Member, the Capital Account maintained in accordance with the following provisions:

(i)   To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Addendum Paragraphs 2, 3 or 4, and the amount of any Company liabilities assumed by such Member or which are secured by any Company Property distributed to such Member.

(ii)   To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company Property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Addendum Paragraphs 2, 3, or 4, and the amount of any liabilities of such member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii)   In determining the amount of any liability for purposes of clauses (i) and (ii) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations. The Managers shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Sections 1.704-1(b) or 1.704-2.

1

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"*Depreciation*" shall mean for each Fiscal Year an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to any asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"*Gross Asset Value*" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as specified in this Agreement or (if not so specified) as determined by the Managers;

(ii)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (A) the issuance of any Interest to any new or existing Member; (B) the distribution of Company Property to any Person other than among all Persons owning Interests in proportion to their respective Interests; and (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clause (A) or (B) above shall be made only if the Managers determine that such adjustments are necessary or appropriate to reflect the relative economic interests of Persons in the Company;

(iii)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Managers; and

(iv)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and clause (vi) of the definition of Profits and Losses and Addendum Paragraph 3(g); provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (iv) to the extent the Managers determine that an adjustment pursuant to clause (ii) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to clauses (i), (ii), or (iv) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"*Nonrecourse Deductions*" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2.

"*Nonrecourse Liability*" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2(b)(3).

"*Partner Nonrecourse Debt*" shall have the meaning provided in Regulations Section 1.704-2.

"*Partner Nonrecourse Debt Minimum Gain*" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2.

"*Partner Nonrecourse Deductions*" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2.

"*Partnership Minimum Gain*" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2.

"*Profit*" or "*Loss*" shall mean for each Fiscal Year an amount equal to the Company's taxable income or loss for the Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses pursuant to this definition, shall be subtracted from such taxable income or loss;

(iii)   In the event the Gross Asset Value of any Company Property is adjusted pursuant to clauses (ii) or (iii) of the definition of Gross Asset Value the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(iv)   Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year computed in accordance with the definition thereof;

(vi)   To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of Member's Interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses; and

(vii)   Notwithstanding any other provisions of this definition, any items which are specially allocated pursuant to Addendum Paragraphs 2, 3, or 4 shall not be taken into account in computing Profits and Losses.

The amounts of the items of Company income, gain, loss, or deduction to be specially allocated pursuant to Addendum Paragraphs 2, 3, or 4 shall be determined by applying rules analogous to clauses (i) through (vi) above.

2.   Limitation on Loss Allocations. Losses under Section 6.1 of the Agreement (captioned "Allocations") shall not be allocated to a Member to the extent (i) such allocation would create or increase an Adjusted Capital Account Deficit for such Member at the end of any Fiscal Year and (ii) such Losses can be allocated to one or more other Members without creating or increasing an Adjusted Capital Account Deficit at the end of any Fiscal Year for such other Member(s); instead, such Losses shall, to such extent, be allocated to such other Member(s), shared among them (if more than one) in proportion to the maximum amount of Losses that can be allocated to each such other Member without so creating or increasing an Adjusted Capital Account Deficit for such other Member.

DocuSign Envelope ID: 3FAA2071-426F-470F-B0AA-62BB276BB7C0

3.   **Special Allocations.** The following special allocations shall be made in the following order:

(a)   **Minimum Gain Chargeback.** Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this Agreement, if there is a net decrease in Partnership Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Partnership Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Paragraph 3(a) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   **Partner Minimum Gain Chargeback.** Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Agreement, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Person's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4) and 1.704-2(j)(2). This Paragraph 3(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   **Qualified Income Offset.** In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5), or Section 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Paragraph 3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Paragraph 3(c) were not in this Agreement.

(d)   **Gross Income Allocation.** In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Paragraph 3(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Agreement have been made as if Paragraph 3(c) and this Paragraph 3(d) were not in this Agreement.

(e)   **Nonrecourse Deductions.** Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members in proportion to their ownership of Economic Interests.

(f)   **Partner Nonrecourse Deductions.** Any Partner Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g) **Section 754 Adjustments.** If a Section 754 election is in effect, the following shall apply: To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in proportion to their ownership of Economic Interests in the event that Regulations Section 1.704-2(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event that Regulations Section 1.704-(b)(2)(iv)(m)(4) applies.

(h) **Allocations Relating to Taxable Issuance of Interests.** Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an Interest by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

(i) **Managers Discretionary Authority for Compliance.** The Managers are authorized in their discretion to allocate items of income, gain, loss, deduction, Code Section 705(a)(2)(B) expenditure (including without limitation an expenditure treated under Code Section 704(b) as a Code Section 705(a)(2)(B) expenditure), or credit for any Fiscal Year differently than otherwise provided for in this Agreement to the extent that allocation in the manner provided for in this Agreement, in the opinion of the professional tax advisor to the Company (tax counsel or accountants), would cause the determinations and allocations of each Member's distributive share of income, gain, loss, deduction, Code Section 705(a)(2)(B) expenditure, or credit (or item thereof) not to be permitted by Code Section 704(b) and the Regulations thereunder. Any allocation made pursuant to this Paragraph 3(i) shall be deemed to be a complete substitute for any allocation otherwise provided for in this Agreement and no amendment of this Agreement or approval of any other Member shall be required therefor.

4. **Curative Allocations.** The allocations set forth in Paragraphs 2, 3(a), 3(b), 3(c), 3(d), 3(e), 3(f), and 3(g) (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Paragraph 4. Therefore, notwithstanding any other provision of this Agreement (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to the other provisions of this Agreement. In exercising their discretion under this Paragraph 4, the Managers shall take into account future Regulatory Allocations under Paragraphs 3(a) and 3(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Paragraph 3(e) and 3(f).

5. **Other Allocation Rules.**

(a) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Managers using any permissible method under Code Section 706 and the Regulations thereunder.

(b) The Members are aware of the income tax consequences of the allocations made by this Agreement and hereby agree to be bound by the provisions of this Agreement in reporting their shares of the items of Company income, gain, loss, deduction, and credit for income tax purposes.

(c)   To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Managers shall endeavor to treat cash distributions as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

(d)   If during a Fiscal Year, (i) there is a change in the ownership of Interests or (ii) any other event occurs which results in a change during the Fiscal Year in any Person's Interest in the Company within the meaning of Code Section 706(d), the allocations of Profit, Loss, and other items of income, gain, loss, deduction and credit of the Company for such Fiscal Year shall take into account such change using any method permitted by Code Section 706(d) that is selected by the Managers.

6.   **Tax Allocations: Code Section 704(c).** In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

The Managers shall have the maximum discretion and flexibility permitted by Code Section 704(c) and the Regulations thereunder, including without limitation making curative allocations over a reasonable period of time as permitted by Regulations Section 1.704-3(c)(3)(ii), disregarding the general limitation on character as permitted by Regulations Section 1.704-3(c)(3)(iii)(B), using the remedial allocation method permitted by Regulations Section 1.704-3(d), and disregarding the application of Section 704(c) or using one of the other options permitted by Regulations Section 1.704-3(e)(1) in the case of a "small disparity".

Allocations pursuant to this Paragraph 6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

EXHIBIT C

ACCESSION TO OPERATING AGREEMENT

(Attached)

ACCESSION TO THE OPERATING AGREEMENT OF
LONG DRIVE TO YADKIN LLC

Upon the acceptance by Long Drive to Yadkin LLC, a North Carolina limited liability company (the "Company") of the undersigned Subscriber's subscription to purchase [SHARES]_____ Units of Class A Membership Interest in the Company, the undersigned Subscriber hereby agrees to be bound by the Company's First Amended and Restated Operating Agreement dated as of March 14, 2023, as a party thereto and a Class A Member of the Company.

SUBSCRIBER:

Signature: *INVESTOR SIGNATURE*

Printed Name: [INVESTOR NAME]

Date: [EFFECTIVE DATE]